UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT UNDER

SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

SuccessFactors, Inc.

(Name of Subject Company)

SuccessFactors, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 Par Value Per Share

(Title of Class of Securities)

864596101

(CUSIP Number of Class of Securities)

Lars Dalgaard

Chief Executive Officer

1500 Fashion Island Blvd., Suite 300

San Mateo, CA 94404

(650) 645-2000

(Name, Address and Telephone Number of Person Authorized to Receive

Notice and Communications on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq.	Hillary B. Smith, Esq.
Fenwick & West LLP	Vice President, General Counsel and Secretary
801 California Street	SuccessFactors, Inc.
Mountain View, California 94041	1500 Fashion Island Blvd., Suite 300
(650) 988-8500	San Mateo, CA 94404
(650) 645-2000

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following documents relating to the proposed acquisition of SuccessFactors, Inc. (the “Company”) by SAP America, Inc., a wholly-owned subsidiary of SAP AG, pursuant to the Agreement and Plan of Merger, dated December 3, 2011, by and among SAP America, Inc., a Delaware corporation (“Parent”), Saturn Expansion Corporation, a Delaware corporation and a wholly-owned subsidiary of Parent (“Purchaser”), SAP AG, an Aktiengesellschaft organized under the laws of Germany and the parent company of Parent (“SAP AG”) and the Company:

1.	Transcript of Video Message from Lars Dalgaard to Customers, distributed December 14, 2011.

1. Transcript of Video Message from Lars Dalgaard to Customers, distributed December 14, 2011.

Hi, this is Lars Dalgaard, Founder of SuccessFactors and CEO of SuccessFactors. We wanted to record a quick video to talk to you about our commitment to you, our customers, the number one thing we live for everyday. We will represent on a bigger platform, what we have always stood for: flexibility, listening to our customers, love you and love the mission you’re on. You’re heroes. You’re doing the impossible, and we know how hard it is.

We would only do this if it makes it better for you, and that is exactly why we are doing this. And we are going to continue leading this company, which is unheard of, but that is what SAP knew had to happen for us to do this, so that we could be in charge of giving you more of what you like.

So what does it mean? It means that the same people that you know today will continue to work with you. We will have more developers than we have ever had. Not just a little more, not just double, but more than double the developers. That’s why I’m doing this; it’s because we have found that we have such a big roadmap, and this roadmap keeps growing and growing and growing, because you want so much from us at the great price you’ve had it, and we want to deliver it with the speed and excitement that we have before. Listening to you and getting the information on how to build this for you better.

So we are going to have so many more engineers that SAP is going to make available to us to build the roadmap faster. That’s what we want to do. So that is our commitment to you, and we think this will only be better, and we wouldn’t do it if we didn’t, and we don’t have to do this. And so we could set the terms we wanted, but we didn’t even have to, which is better because SAP came to us and said these are the terms that we’d like to give to you. We love how you do it, and we think you are the absolute best in the cloud, and that’s on tape, on Bloomberg TV. You can see it yourself, and therefore we want to do it your way. I believe this allows us the scalability, the capability and the strength to build beautiful products for mobile devices that have never existed before. And you will have the chance to have them integrate to any product on the planet, because SAP can deliver those too, and we can deliver them in the cloud.

For the next many weeks, all we will be doing is focusing one hundred percent on you. We aren’t going to be distracted at all. We are going to deliver on our promises. Then this will be better for everyone. For our employees, who will have more time to do things well and not be rushed. For you, because you will have a bigger and greater and easier and simpler and more configurable, easy to use product and, finally, the most break-through product that has ever been built. You’ve never seen anything like this before. What we are going to bring out, it’s going to be a great next decade, and I can’t wait to be responsible for it and be responsible for working with you and give you the urgency and success that you’ve always expected. And as one of the CEO’s of SAP said “We acquired SuccessFactors to accelerate the future, not consolidate any of the past.”

Thanks for all of your calls and excitement and encouragement. And the number one thing that you should care about is how incredibly excited my team is all around me. The employees, the colleagues, that I have at this company have never been more excited. I’m telling you the fire in their eyes, to be able to have the resources to do such a better job, even than what we are doing today. Thank you very much, take care and call us, and we look forward to meeting with you soon. Bye.

Additional Information and Where to Find It

This announcement is neither an offer to purchase nor a solicitation of an offer to sell securities. The tender offer for the outstanding shares of the Company’s common stock (“Offer”) described in this announcement has not commenced. At the time the Offer is commenced, a subsidiary of SAP AG (“Purchaser”) will file a Tender Offer Statement on Schedule TO with the U.S. Securities and Exchange Commission (“SEC”), and the Company will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC. The Tender Offer Statement (including an offer to purchase, a related letter of transmittal and other offer documents) and the Solicitation/Recommendation Statement, as they may be amended from time to time, will contain important information that should be read carefully before any decision is made with respect to the Offer. Those materials and all other documents filed by the Company or Purchaser with the SEC will be available at no charge on the SEC’s web site at www.sec.gov. The Tender Offer Statement on Schedule TO and related materials may be obtained for free by directing requests to SAP AG, Attention: Stefan Gruber, Dietmar-Hopp-Allee 16, 69190 Walldorf, Germany, Telephone: +49 6227 744872. The Schedule 14D-9 Solicitation/Recommendation Statement and such other documents may be obtained for free by directing such requests to SuccessFactors Global Headquarters, Attention: Andrea Meyer, 1500 Fashion Island Blvd. Suite 300, San Mateo, CA 94404, USA, Telephone +1 (650) 645-2000. In addition, free copies of the Tender Offer Statement and related materials and the Solicitation/Recommendation Statement, when available, may be obtained from the information agent for the Offer.